MITEL NETWORKS CORPORATION

350 Legget Drive

Ottawa, Ontario, Canada K2K 2W7

April 19, 2010

BY EDGAR

Celeste M. Murphy

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	Mitel Networks Corporation

Registration Statement on Form F-1, File No. 333-163930

Dear Ms. Murphy:

Mitel Networks Corporation (the “Company”) has filed, on April 16, 2010, by way of EDGAR, Amendment No. 4 to the Company’s Registration Statement on Form F-1 (File No. 333-1693930) (as amended, the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as is necessary to accelerate the effective date of the Registration Statement to 4:00 p.m. on April 21, 2010, or as soon as practicable thereafter.

In making such request, the Company hereby acknowledges the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

3.	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions or comments regarding this letter to Adam Givertz (416-360-5134) or Stephen Centa (416-360-5131) of Shearman & Sterling LLP, the Company’s counsel. Please also notify Adam Givertz or Stephen Centa of the effectiveness of the Registration Statement.

Very truly yours, MITEL NETWORKS CORPORATION

By:	/s/ Steven E. Spooner
Name: Title:	Steven E. Spooner Chief Financial Officer

cc:	Kathleen Krebs

John Zitko

Securities and Exchange Commission

Donald W. Smith

Greg Hiscock

Mitel Networks Corporation

Adam M. Givertz

Stephen Centa

Shearman & Sterling LLP